UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-159164
333-169315-07
333-190911-06
333-213335-02

Entergy Utility Enterprises, Inc. (formerly known as Entergy Mississippi, Inc.)
(Exact name of registrant as specified in its charter)

308 East Pearl Street
Jackson, Mississippi 39201
(601) 368-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

First Mortgage Bonds, 6.64% Series due July 2019
First Mortgage Bonds, 3.1% Series due July 2023
First Mortgage Bonds, 3.75% Series due July 2024
First Mortgage Bonds, 3.25% Series due December 2027
First Mortgage Bonds, 2.85% Series due June 2028
First Mortgage Bonds, 4.90% Series due October 2066 (Title of each class of securities covered by this Form)
None
(Titles and all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i) X
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 6.64% Series due July 2019: 36
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.1% Series due July 2023: 50
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.75% Series due July 2024: 28
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.25% Series due December 2027: 19
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 2.85% Series due June 2028: 50
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.90% Series due October 2066: 69
_____________________________________________________________________________
This Form 15 relates solely to the reporting obligations of Entergy Utility Enterprises, Inc. (formerly known as Entergy Mississippi, Inc.) (EMI) and does not affect Entergy Mississippi, LLC, which is subject to reporting and other applicable requirements of the Securities Exchange Act of 1934, as amended (Exchange Act) as successor issuer to EMI.
Explanatory Note:

On November 30, 2018, Entergy Mississippi, Inc. undertook a restructuring which resulted in the transfer of substantially all of the assets and operations of EMI to a new entity, which is now owned by an existing Entergy subsidiary holding company (Internal Restructuring).

In order to effectuate the Internal Restructuring, under the Texas Business Organizations Code (TXBOC), EMI allocated substantially all of its assets to a new subsidiary, Entergy Mississippi Power and Light, LLC, a Texas limited liability company (EML), and EML assumed substantially all of the liabilities of EMI, in a transaction regarded as a merger under the TXBOC. EMI remained in existence after completion of the merger and contributed the membership interests in EML to an affiliate, Entergy Utility Holding Company, LLC, all of the common membership interests of which are owned directly or indirectly by Entergy Corporation.

Thereupon, EMI changed its name from “Entergy Mississippi, Inc.” to “Entergy Utility Enterprises, Inc.” and EML changed its name from “Entergy Mississippi Power and Light, LLC” to “Entergy Mississippi, LLC.”

With the completion of the Internal Restructuring, EML holds substantially all of the assets, and has assumed substantially all of the liabilities, of EMI, including the debt securities listed above.

The Internal Restructuring constituted a “succession” pursuant to Rules 12g-3(a) and 15d-5(a) under the Exchange Act, in which EML became the successor to EMI.

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Utility Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2018	Entergy Utility Enterprises, Inc. By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer